
Mail Stop: 3561

July 11, 2016

Via E-Mail
Mr. Zhankui Zhang
Chief Financial Officer
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street, Haidian District, Beijing
People's Republic of China (100082)

> **Re:** **Aluminum Corporation of China Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed: April 15, 2016**
> **File No. 001-15264**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015
Item 5. Operating and Financial Review and Prospects
F. Tabular Disclosure of Contractual Obligations, page 90

1.   Please revise your tabular disclosure of contractual obligations in future filings to include your future operating lease commitments as disclosed in Note 43 to your financial statements. Refer to the guidance outlined in Item 5.F of the instructions to Form 20-F.

Financial Statements
Note 7 Property, Plant and Equipment
Impairment test for property, plants and equipment, page F-91

2.   We note your accounting policy which indicates that where indications of impairment exist or when annual impairment testing for an asset is required, the asset's recoverable amount is estimated. In 2014, you recognized impairments relating to your Alumina and Primary Aluminum segments in the amounts of RMB 3,292 million, and RMB 860

million, respectively. Please tell us whether you determined that the declines in alumina and primary aluminum prices in 2015 represented indicators of impairment and explain how you considered the guidance in paragraphs 9 and 12 of IAS 36 in making this assessment. To the extent that you did not perform impairment tests of your Alumina and Primary Aluminum segment's assets during 2015, please explain why you did not believe testing for potential impairment pursuant to IAS 36 was necessary.

Note 9. Investments in Joint Ventures and Associates, page F-94

3.   We note that you filed an amendment to your annual report on Form 20-F to include audited and unaudited financial statements for your unconsolidated investment in Ling Wu Power pursuant to Rule 3-09 of Regulation S-X. Given that your 35% share of the equity in earnings of Ning Dong Power also appears to exceed the thresholds outlined in Rule 3-09 of Regulation S-X for 2015 based on the summarized financial information disclosed on page F-102 of your financial statements, please explain why you have not included financial statements for this entity for the periods specified in Rule 3-09 of Regulation S-X in your amended 20-F. If you do not believe financial statements are required for this entity, please provide the computations prepared in support of your conclusions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining